Exhibit 1.7

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

Agenda

The extraordinary shareholders’ meeting of

SANPAOLO IMI S.p.A.,

resolves

1) to approve the plan for merger by incorporation of “SANPAOLO IMI S.p.A.” (office in Turin, Piazza San Carlo 156) into “BANCA INTESA S.p.A.” (office in Milan, Piazza Paolo Ferrari 10); on the basis of the conversion ratio of 3.115 (three and one hundred fifteen thousand) ordinary shares of BANCA INTESA S.p.A., nominal value of 0.52 euro (fifty five euro cents) each, for each ordinary or preference share of SANPAOLO IMI S.p.A., nominal value of 2.88 euro (two euro and eighty eight cents), with no additional cash settlement; a maximum of 5,841,113,544 (five billion eight hundred forty one million one hundred thirteen thousand five hundred forty four) ordinary shares of BANCA INTESA S.p.A. with regular entitlement will be assigned in exchange and replacement of the ordinary and preference shares of SANPAOLO IMI S.p.A.;

2) to take notice that subsequent to the merger and on effective date of the merger, BANCA INTESA S.p.A. will change its name to Intesa Sanpaolo S.p.A.,

transfer its offices to Turin, Piazza San Carlo 156, adopt a two-tier system of administration and control, and be governed by the new text of the Articles of Association as attached to the merger plan;

3) to grant the Chairman of the Board of Directors, the Deputy Chairman, and the incumbent Managing Director all necessary powers to execute the merger in accordance with the law, and, in particular, in compliance with the law and the merger plan, to establish the effect of the merger, stipulate and sign the relative deed, and, in general, any deed, even to amend, clarify, or add to previous agreements, and do all that is necessary (or merely opportune) to ensure that the merger is successful. The Chairman, Deputy Chairman, and Managing Director in office may exercise said powers separately from one another and may substitute special agents for themselves.